SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                        UNIVERSAL SECURITY INSTRUMENTS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    913821302
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                                 (CUSIP Number)

                                  June 14, 2004
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302                SCHEDULE 13G                Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           BRUCE PAUL
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  5     SOLE VOTING POWER

                        72,400
                  --------------------------------------------------------------
                  6     SHARED VOTING POWER
  NUMBER OF
 BENEFICIALLY           -0-
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              72,400
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        -0-
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      72,400
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.6%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 913821302               SCHEDULE 13G                 Page 3 of 5 Pages

Item 1(a)   Name of Issuer

            UNIVERSAL SECURITY INVESTMENTS, INC.

Item 1(b)   Address of Issuer's Principal Executive Office

            7-A Gwynns Mill Court
            Owings Mill, MD 21117

Item 2(a)   Name of Person Filing

            Bruce Paul


Item 2(b)   Address of Principal Business Office

            1 Hampton Road
            Purchase, NY 10577

Item 2(c)   Citizenship

            United States

Item 2(d)   Title of Class of Securities

            Common Stock, par value $0.01 per share

CUSIP No. 913821302               SCHEDULE 13G                 Page 4 of 5 Pages

Item 2(e)   CUSIP Number            913821302

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13-2(b) or (c), check whether the person filing is a:

            (a)       |_| Broker of Dealer registered under Section 15 of the
                          Act

            (b)       |_| Bank as defined in Section 3(a)(6) of the Act

            (c)       |_| Insurance company as defined in Section 3(a)(19) of
                          the Act

            (d)       |_| Investment Company registered under section 8 of the
                          Investment Company Act of 1940

            (e)       |_| An Investment Adviser in accordance with
                          13-1(b)(1)(ii)(E)

            (f)       |_| An Employee Benefit Plan or Endowment Fund in
                          accordance with 13d-1(b)(1)(ii)(F)

            (g)       |_| A Parent Holding Company or Control Person in
                          accordance with 13d-1(b)(1)(ii)(G)

            (h)       |_| A Savings Association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act

            (i)       |_| A Church Plan that is excluded from the definition of
                          an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940

            (j)       |_| Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4      Ownership

Item 4(a)(b) (c) Amount Beneficially Owned, percent of class and number of shares as to which person has voting and dispositive power:

As of June 14, 2004, the amount of shares beneficially owned by the reporting person is 72,400 or 4.6% percent of class, consisting of the following (i) 62,100 shares owned directly by Mr. Paul, (ii) 8,400 shares as custodian for his son and (iii) 1,900 shares owned by Mr. Paul's wife. Mr. Paul disclaims beneficial ownership to the shares owned by his wife and son.

Item 5      Ownership of Five Percent or Less of a Class

            The reporting person owns less than 5% of the Issuer's securities.

Item 6      Ownership of More than Five Percent on Behalf of Another Person

            Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding

            Not applicable

CUSIP No. 913821302               SCHEDULE 13G                 Page 5 of 5 Pages


Item 8      Identification and Classification of Members of the Group

            Not applicable

Item 9      Notice of Dissolution of Group

            Not applicable

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2004

                                                /s/ Bruce Paul
                                          ------------------------------
                                                    Bruce Paul